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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                               CHIC BY H.I.S, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   167113 10 9
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                                 (CUSIP Number)


                                 Jesse S. Siegel
                               2504 Laguna Terrace
                          Ft. Lauderdale, Florida 33316


                                  with copy to:


                            Joseph H. Izhakoff, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                         One S.E. 3rd Avenue, 28th Floor
                              Miami, Florida 33131
                                 (305) 374-5600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





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                                  SCHEDULE 13D



CUSIP NO. 167113 10 9
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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jesse S. Siegel
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[ ]
           NOT APPLICABLE

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

           PF AND 00
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

           NOT APPLICABLE

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                                    7      SOLE VOTING POWER

           NUMBER OF                       1,150,043
            SHARES
         BENEFICIALLY               --------------------------------------------
           OWNED BY
             EACH
           REPORTING                8      SHARED VOTING POWER
            PERSON
             WITH                          -0-
                                    --------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           1,150,043

                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           -0-

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,150,043

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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
           NOT APPLICABLE

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7%

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    14     TYPE OF REPORTING PERSON

           IN
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          The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D dated February 25, 1993, as amended by Amendment No. 1 to Schedule 13D dated January 23, 1998 (the "Original
Schedule 13D"). For further information regarding any of the items amended and restated herein, reference is made to the Original Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.01 per share, of Chic by H.I.S, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 1372 Broadway, New York, New York 10018. The Company's shares of Common Stock are referred to herein as the "Shares."

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      The name of the reporting person is Jesse S. Siegel.

         (b) Mr. Siegel's business address is 2504 Laguna Terrace, Ft. Lauderdale, Florida 33316.

         (c) Mr. Siegel's principal occupation is acting as a consultant to the Company and such employment is principally conducted at 2504 Laguna Terrace, Ft. Lauderdale, Florida 33316. Mr. Siegel, who was the chief executive officer of the Company's predecessor until 1986, became a member of the Company's Board of Directors on February 25, 1993. Mr. Siegel resigned from the Company's Board of Directors effective March 7, 1998.

         (d) During the last five years, Mr. Siegel has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Siegel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Siegel is a citizen of the United States of America.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 1,150,043 Shares held by Mr. Siegel, (a) 313,043 were purchased with Mr. Siegel's personal funds from the underwriters of the Company's initial public offering, which was consummated on February 25, 1993, at the initial public offering price of $11.50 per share, (b) 500,000 Shares were acquired on February 25, 1993 for the consideration described in Item 5(c) below, (c) 15,000 Shares were purchased with Mr. Siegel's personal funds on the open market on March 25, 1995 at a price of $10.875 per share, (d) 10,000 Shares were purchased with Mr. Siegel's personal funds on the open market on March 25, 1995 at a price of $10.75 per share, and (e) 302,000 Shares were purchased with Mr. Siegel's personal funds in a private transaction on January 23, 1998 at a purchase price of $7.125 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Siegel acquired the Shares for investment purposes. Mr. Siegel may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Mr. Siegel may also consider making sales of equity securities of the Company to the extent he deems appropriate, subject to compliance with applicable securities laws. Except as described herein, Mr. Siegel has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) This Statement on Schedule 13D relates to 1,150,043 Shares beneficially owned by Mr. Siegel, which constitutes approximately 11.7% of the issued and outstanding Shares. The number of Shares reported under this item includes 10,000 Shares that Mr. Siegel has the right to acquire within 60 days pursuant to the exercise of outstanding stock options.

         (b) Mr. Siegel has sole voting and dispositive power with respect to the 1,150,043 Shares he beneficially owns.

         (c) On February 25, 1993, Mr. Siegel acquired 500,000 Shares pursuant to a Restructuring Agreement dated November 20, 1992 (the "Restructuring Agreement") among the Company and one of its wholly owned subsidiaries, Mr. Siegel and certain of the Company's lenders. Pursuant to the Restructuring Agreement, Mr. Siegel became a participant in the revolving credit portion of the Company's loan agreement and acquired an interest in a junior subordinated debenture of the Company in its principal amount of $6,250,000 and five-sixths of a warrant to purchase approximately 300 Shares (before giving effect to a 796.33903-for-one



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                  stock split affected on February 16, 1994). After receiving payment of the full principal amount of such participation, Mr. Siegel received from the Company the 500,000 Shares (plus $500,000 in cash) in exchange for such junior subordinated debenture and such warrant, which debenture and warrant Mr. Siegel surrendered to the Company for cancellation on February 25, 1993. On February 25, 1993, Mr. Siegel also acquired from the underwriters of the Company's initial public offering 313,043 Shares at the initial public offering price of $11.50 per share. On January 23, 1998, Mr. Siegel acquired 302,000 Shares in a private transaction at a price of $7.125 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 20, 1992 among the Company, Mr. Siegel and certain of the Company's lenders, Mr. Siegel has, under certain conditions, demand registration rights with respect to the 500,000 Shares he acquired pursuant to the Restructuring Agreement. In addition, under the Registration Rights Agreement, if the Company proposes to register any Shares, either for its own account or for the account of other stockholders, the Company is required, with certain exceptions, to provide Mr. Siegel and certain others who are parties to the Registration Rights Agreement with notice of the registration and to include in such registration some or all of the Shares requested to be included by Mr. Siegel or the others. A copy of the Registration Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the terms of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement.

         Pursuant to a Letter, dated February 23, 1998 (the "Letter Agreement"), among the Issuer and Mr. Siegel, and in accordance with the terms of the Registration Rights Agreement, Mr. Siegel exercised his right to cause the Company to register for resale under the Securities Act of 1933, as amended, the 500,000 shares he acquired pursuant to the Restructuring Agreement. In addition, the Company agreed to include the other 650,043 shares of Common Stock beneficially owned by Mr. Siegel in the foregoing registration in exchange for Mr. Siegel agreeing to pay to the Company $1,594 in respect of the filing fee for such additional shares and $23,406 as additional consideration. A copy of the Letter Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The description of the terms of the Letter Agreement set forth herein is qualified in its entirety by the terms of the Letter Agreement.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Registration Rights Agreement, dated as of November 20, 1992, among
           Chic By H.I.S, Inc., formerly known as Henry I. Siegel Holding Corp., Jesse S. Siegel and certain lenders named therein (incorporated by reference from Exhibit 2 to the Original Schedule 13D).

Exhibit 2: Letter Agreement, dated February 23, 1998, between Jesse S. Siegel and Chic By H.I.S, Inc.



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 25, 1998                          /s/  JESSE S. SIEGEL
                                                 ------------------------------
                                                        JESSE S. SIEGEL








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                                                                       EXHIBIT 2

                                February 23, 1998

VIA TELECOPIER

Chic By H.I.S, Inc.
1372 Broadway
New York, NY 10018
Attention:  Burton M. Rosenberg

Gentlemen:

         Reference is made to the Registration Rights Agreement, dated as of November 20, 1992 (the "Registration Rights Agreement"), among Chic By H.I.S, Inc., formerly known as Henry I. Siegel Holding Corp. (the "Company"), Jesse S. Siegel and certain lenders of the Company named therein. Capitalized terms used herein and not defined have the meanings ascribed to them in the Registration Rights Agreement.

         Pursuant to Section 2.1 of the Registration Rights Agreement, I hereby make a request for the registration by the Company under the Securities Act of 1933, as amended (the "Securities Act"), of all of the Registrable Securities which I currently own, consisting of 500,000 shares of common stock, $.01 par value share, of the Company ("Common Stock"). While I have no present intention to dispose of my Registrable Securities, I would like to have the flexibility to do so in the future. In that regard, please include language in the "Plan of Distribution" section of the Registration Statement that would permit me to sell such Registrable Securities from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, in transactions on The New York Stock Exchange, in privately negotiated transactions or by any other lawful means.

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         In addition, because I may be deemed to be an "affiliate" (as defined in Rule 144 of the Securities Act) of the Company, I hereby request that the other 650,043 shares of Common Stock which I currently own (including 10,000 shares purchasable upon the exercise of outstanding options) (the "Additional Securities") be included in such Registration Statement. In consideration for including such Additional Securities in the Registration Statement, I agree to reimburse the Company for the $1,594 filing fee incurred by the Company as a result of including the Additional Securities in the Registration Statement and to pay the Company $23,406 as additional consideration. Finally, considering the trading volume of the Common Stock on The New York Stock Exchange, I believe that it would be mutually beneficial to the Company and myself to extend the period during which the Registration Statement is required to remain effective from 150 days to 270 days.

         Kindly sign this letter in the space provided below to confirm (a) that the Company will effect the registration of my Registrable Securities in accordance with the Registration Rights Agreement, and (b) that the Company agrees to include the Additional Securities as described above in the same Registration Statement on the terms described above.

                                                 Very truly yours,



                                                 /s/  JESSE S. SIEGEL
                                                 ------------------------------
                                                 JESSE S. SIEGEL

AGREED AND ACCEPTED:

CHIC BY H.I.S, INC.


By: /s/ BURTON M. ROSENBERG
    -------------------------------
    Burton M. Rosenberg
    Chief Executive Officer




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